

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

Via E-mail
Brett A. Hurt
Founder, Chief Executive Officer and President
Bazaarvoice, Inc.
3900 N Capital of Texas Highway, Suite 300
Austin, Texas 78746-3211

    Re: Bazaarvoice, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed September 23, 2011
            File No. 333-176506

Dear Mr. Hurt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. All page numbers refer to the marked copy of the registration statement.

Quantitative and Qualitative Disclosures about Market Risk, page 72

1.   We note your response to comment 13 in our letter dated September 19, 2011. Please expand to provide one of the three disclosure alternatives in Item 305(a)(1) of Regulation S-K with respect to your foreign currency risk or advise why not applicable.

Executive Compensation

Annual Performance-Based Cash Compensation, page 100

2.   We note your response to comment 17 in our letter dated September 19, 2011. Please note that while Instruction 4 to Item 402(b) of Regulation S-K allows non-disclosure of confidential target levels of compensation, you must still describe how compensation is calculated pursuant to Item 402(b)(1)(v). Please revise your disclosure to provide an overview, as your did in your response, of how annual service fee retention is calculated. Provide similar disclosure for net bookings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jonathan Wiggins at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Paul R. Tobias
Wilson Sonsini Goodrich & Rosati, Professional Corporation
Via E-mail